Exhibit 23.1

Consent of Independent Auditors


The Board of Directors
Petroleum Helicopters, Inc:

We consent to incorporation by reference in registration statement Nos. 33-51617 and 333-02025 on Form S-8 of Petroleum Helicopters, Inc of our report dated June 12, 1998, relating to the consolidated balance sheets of Petroleum Helicopters, Inc. and subsidiaries as of April 30 1998 and 1997, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended April 30, 1998, and the related schedule, which report appears in the April 30, 1998 annual report on Form 10-K of Petroleum Helicopters, Inc.



                                   KPMG Peat Marwick LLP
                                   /s/ KPMG Peat Marwick LLP


New Orleans, Louisiana
July 24, 1998